SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 5, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Form 20-F: ☒	Form 40-F: ☐

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Tasigna® shows rapid and deep responses in newly diagnosed patients with a form of chronic myeloid leukemia

•                  Phase II data demonstrate that Tasigna rapidly removes detectable cancer cells in 96% of patients at 12 months(1)

•                  At 12 months, Tasigna also achieves a rapid and deep reduction of the abnormal protein that causes a life-threatening type of leukemia in the majority of patients compared to historical Glivec® data(1)

•                  Results from the Phase III head-to-head registration trial evaluating Tasigna vs. Glivec in newly diagnosed patients are expected in early 2010)(2)

Basel, June 5, 2009 — New data show that at 12 months newly diagnosed patients taking Tasigna® (nilotinib) to treat a life-threatening form of chronic myeloid leukemia (CML) had rapid responses and a deep reduction in the amount of the abnormal protein that causes this disease.

“Tasigna now demonstrates potential to achieve remarkable responses in newly diagnosed patients,” said Gianantonio Rosti, MD, Institute of Hematology Seràgnoli, Bologna University, Bologna, Italy, and lead study investigator. “These positive data suggest that, one day, Tasigna may offer patients another front-line treatment option.”

The research compared Tasigna against historical Glivec® (imatinib)* data in the treatment of patients with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). Findings were presented today at the 14th Congress of the European Hematology Association (EHA) in Berlin, Germany(1).

Traditionally with Glivec therapy, efficacy in Ph+ CML has been measured with the objective of achieving a complete cytogenetic response (CCyR), or reaching an undetectable level of Philadelphia chromosome cells in a patient’s bone marrow. However, through highly sensitive measuring methods, major molecular response (MMR) has emerged as another important measure of efficacy and may be the best predictor of long-term progression-free survival(3),(4).

Tasigna was specifically designed to inhibit Bcr-Abl — the abnormal protein responsible for the uncontrolled production of white blood cells that occurs in Ph+ CML patients — and mutations of Bcr-Abl, more effectively than Glivec(5). In this Phase II study, the time to achieve MMR was measured as an endpoint. The data indicate that 96% of patients taking Tasigna reached CCyR at 12 months. In this same time period, 85% of patients taking Tasigna achieved MMR(1). These data indicate a more rapid reduction in disease burden compared to that seen in historical studies with Glivec. In this study, Tasigna was generally well tolerated(1).

Results from a Phase III registration trial, ENESTnd (Evaluating Nilotinib Efficacy and Safety in Clinical Trials of Newly Diagnosed Ph+ CML Patients), evaluating Tasigna as a potential front-line therapy for certain Ph+ CML patients, are expected in early 2010(2).

Currently, Tasigna is approved in more than 65 countries for the treatment of adult patients with Ph+ CML in the chronic or accelerated phases who are resistant or intolerant to prior treatment, including Glivec(5).

Study details

The study, conducted by the Gruppo Italiano Malattie Ematologiche dell’Adulto (GIMEMA), is an ongoing, open-label, single-stage, multicenter Phase II clinical trial, designed to evaluate the therapeutic efficacy and safety of Tasigna as a front-line treatment. Seventy-three patients with newly diagnosed Ph+ CML in early chronic phase were enrolled in the trial. After 12 months of treatment, 96% of all patients had achieved CCyR and 85% of all patients had achieved MMR(1).

Tasigna was generally well tolerated with most adverse events being mild and moderate(1).

Additional research presented at EHA includes data from the largest-ever study in the second-line CML setting, which reinforce the efficacy and safety of Tasigna(6).

About Ph+ CML

CML is a disease of the blood and bone marrow in which the body produces cancerous white blood cells. Almost all patients with CML have an abnormality known as the Philadelphia chromosome, which produces a protein called Bcr-Abl. Bcr-Abl causes malignant white blood cells to proliferate(7). Worldwide, CML is responsible for approximately 15% of all adult cases of leukemia(8), with an incidence of one to two cases per 100,000 people per year(9).

Tasigna important safety information

Because taking Tasigna with food may increase the amount of drug in the blood, Tasigna should not be taken with food and patients should wait at least two hours after a meal before taking Tasigna. In addition, no food should be consumed for at least one hour after the dose is taken.

Tasigna has been approved in more than 65 countries for the treatment of chronic phase and accelerated phase Ph+ CML in adult patients resistant or intolerant to at least one prior therapy, including Glivec. The effectiveness of Tasigna is based on confirmed hematologic and unconfirmed cytogenetic response rates. There are no controlled trials demonstrating a clinical benefit, such as improvement in disease-related symptoms or increased survival.

The most frequent Grade 3 or 4 adverse events for Tasigna were primarily hematological in nature and included neutropenia and thrombocytopenia. Elevations seen in bilirubin, liver function tests, lipase enzymes and blood sugar, were mostly transient and resolved over time. These cases were easily managed and rarely led to discontinuation of treatment. Pancreatitis was reported in less than 1% of cases. The most frequent non-hematologic drug-related adverse events were rash, pruritus, nausea, fatigue, headache, constipation and diarrhea. Most of these adverse events were mild to moderate in severity.

Tasigna should be used with caution in patients with uncontrolled or significant cardiac disease (e.g., recent heart attack, congestive heart failure, unstable angina or clinically significant bradycardia), as well as in patients who have or may develop prolongation of QTc. These include patients with abnormally low potassium or magnesium levels, patients with congenital long QT syndrome, patients taking anti-arrhythmic medicines or other drugs that may lead to QT prolongation. Low levels of potassium or magnesium must be corrected prior to Tasigna administration. Close monitoring for an effect on the QTc interval is advisable and a baseline echocardiogram is recommended prior to initiating therapy with Tasigna and as clinically indicated.

About Glivec

Glivec is approved in more than 90 countries including the US, EU and Japan, for the treatment of all phases of Ph+ CML. Glivec is also approved in the US, EU and other countries for the treatment of patients with Kit (CD117)-positive gastrointestinal tumors (GIST), which cannot be surgically removed and/or have already spread to other parts of the body (metastasized). In the US and EU, Glivec is now approved for the post-surgery treatment of adult patients following complete surgical removal of Kit (CD117)-positive gastrointestinal stromal tumors. In the EU, Glivec is also approved for the treatment of adult patients with newly diagnosed Ph+ acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy and as a single agent for patients with relapsed or refractory Ph+ ALL. Glivec is also approved for the treatment of adult patients with unresectable, recurrent and/or metastatic dermatofibrosarcoma protuberans (DFSP) who are not eligible for surgery. Glivec is also approved for the treatment of patients with myelodysplastic/myeloproliferative diseases (MDS/MPD). Glivec is also approved for hypereosinophilic syndrome and/or chronic eosinophilic leukemia (HES/CEL).

The effectiveness of Glivec is based on overall hematological and cytogenetic response rates and progression-free survival in CML, on hematological and cytogenetic response rates in Ph+ ALL, MDS/MPD, on hematological response rates in systemic mastocytosis (SM), HES/CEL, on objective response rates and progression-free survival in unresectable and/or metastatic GIST, on recurrence free survival in adjuvant GIST and on objective response rates in DFSP. Increased survival in controlled trials has been demonstrated only in newly diagnosed chronic phase CML and GIST.

Not all indications are available in every country.

Glivec important safety information

The majority of patients treated with Glivec in clinical trials experienced adverse events at some time. Most events were of mild to moderate grade and treatment discontinuation was not necessary in the majority of cases.

The safety profile of Glivec was similar in all indications. The most common side effects included nausea, superficial edema, muscle cramps, skin rash, vomiting, diarrhea, abdominal pain, myalgia, arthralgia, hemorrhage, fatigue, headache, joint pain, cough, dizziness, dyspepsia and dyspnea, dermatitis, eczema and fluid retention, as well as neutropenia, thrombocytopenia and anemia. Glivec was generally well tolerated in all of the studies that were performed, either as monotherapy or in combination with chemotherapy, with the exception of a transient liver toxicity in the form of transaminase elevation and hyperbilirubinemia observed when Glivec was combined with high dose chemotherapy.

Rare/serious adverse reactions include: sepsis, pneumonia, depression, convulsions, cardiac failure, thrombosis/embolism, ileus, pancreatitis, hepatic failure, exfoliative dermatitis, angioedema, Stevens-Johnson syndrome, renal failure, fluid retention, edema (including brain, eye, pericardium, abdomen and lung), hemorrhage (including brain, eye, kidney and gastrointestinal tract), diverticulitis, gastrointestinal perforation, tumor hemorrhage/necrosis and hip osteonecrosis/avascular necrosis.

Patients with cardiac disease or risk factors for cardiac failure should be monitored carefully and any patient with signs or symptoms consistent with cardiac failure should be evaluated and treated. Cardiac screening should be considered in patients with HES/CEL, and patients with MDS/MPD with high level of eosinophils (echocardiogram, serum troponin level).

Glivec is contraindicated in patients with known hypersensitivity to imatinib or any of its excipients. Women of childbearing potential should be advised to avoid becoming pregnant while taking Glivec.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “expected,” “potential,” “suggest,” “may,” “designed to evaluate,” or similar expressions, or by express or implied discussions regarding potential new indications or labeling or potential additional marketing approvals for Tasigna or Glivec, regarding the long-term impact of a patient’s use of Tasigna or Glivec, or regarding potential future revenues from Tasigna or Glivec. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Tasigna or Glivec will be approved for any additional indications or labeling in any market, or that Tasigna will be approved for sale in any additional markets. Neither can there be any guarantee regarding the long-term impact of a patient’s use of Tasigna or Glivec. Nor can there be any guarantee that Tasigna or Glivec will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Tasigna or Glivec could be affected by, among other things, unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1)   Rosti, G. Nilotinib 800 mg daily in early chronic phase Chronic Myeloid Leukemia: 12-month results of a phase 2 trial of the GIMEMA CML working party. European Society of Hematology (EHA). May 2009. Abstract #

(2)   A Study of Imatinib Versus Nilotinib in Adult Patients With a Suboptimal Cytogenetic Response With Philadelphia Chromosome Positive (Ph+) Chronic Myelogenous Leukemia in Chronic Phase (CML-CP) (ENEST). http://clinicaltrials.gov/ct2/show/NCT00519090?term=ENEST&rank=2. Accessed April 2009.

(3)   Iacobucci I., Saglio, G., Rosti, G., et al. Achieving a Major Molecular Response at the Time of a Complete Cytogenetic Response (CCgR) Predicts a Better Duration of CCgR in Imatinib-Treated Chronic Myeloid Leukemia Patients Clin Cancer Res 2006;12 (10) May 15, 2006.

(4)   Ross, D., et. al. Limited clinical value of regular bone marrow cytogenic analysis in imatinib-treated chronic phase CML patients monitored by RQ-PCR for BCR-ABL. http://www.nature.com/leu/journal/vaop/ncurrent/full/2404139a.htm. Accessed March 2009.

(5)   Tasigna (nilotinib) Prescribing Information. East Hanover, New Jersey, USA: Novartis Pharma. http://www.pharma.us.novartis.com/product/pi/pdf/tasigna.pdf.

(6)   Nicolini, F.E. Final safety analysis of 1,793 CML patients from ENACT (Expanding Nilotinib Access in Clinical Trials) study in adult patients with imatinib-resistant or —intolerant chronic myeloid leukemia (CML). European Society of Hematology (EHA). May 2009. Abstract # 0630.

(7)   National Cancer Institute. General Information About Chronic Myelogenous Leukemia (PDQ). http://www.cancer.gov/cancertopics/pdq/treatment/CML/patient/. Accessed March 2009.

(8)   American Cancer Society. Detailed Guide: CML. What are the key statistics about CML? (Sept 2008 revision) Available at: http://www.cancer.org/docroot/CRI/content/CRI_2_4_1x_What_Are_the_Key_Statistics_About_Chronic_Myeloid_Leukemia_
CML.asp?rnav=cri. Accessed April 2009.

(9)   Central European Leukemia Study Group. About CML. [Cited 2009 Jan 13] Available from:

http://www.cml-info.com/de/healthcare-professionals/about-cml.html.

# # #

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 5, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting